SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Apellis Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value of $0.0001 per share
(Title of Class of Securities)

03753U106
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03753U106	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,098,581 shares of Common Stock
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,098,581 shares of Common Stock
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,098,581 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON IA

* Hillhouse Capital Advisors, Ltd., an affiliate of the Reporting Person, is separately filing a Schedule 13G with respect to additional shares of Common Stock held by certain of their affiliates as further described therein and in Item 2 hereof.

CUSIP No. 03753U106	13G/A	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Apellis Pharmaceuticals, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive office is located at 6400 Westwind Way, Suite A, Crestwood, Kentucky 40014.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company ("HCM" or the "Reporting Person"), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by Hillhouse WHP Holdings Limited (the "Hillhouse Entity"). HCM acts as the sole management company of the Hillhouse Entity. HCM is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the shares of Common Stock held by the Hillhouse Entity.

This Schedule 13G/A reflects an internal reorganization of the Reporting Person and certain of its affiliates effective as of January 1, 2019. As further described therein, Hillhouse Capital Advisors, Ltd., an affiliate of the Reporting Person, is separately filing a Schedule 13G/A with respect to the shares of Common Stock held by certain of their affiliates.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value of $0.0001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER
03753U106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 03753U106	13G/A	Page 4 of 5 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 56,242,571 shares of Common Stock reported to be issued and outstanding as of November 5, 2018, as reported in the Company's Registration Statement on Form S-3ASR filed with the Securities and Exchange Commission on December 28, 2018.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03753U106	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2019

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer